TRENT

27 November 2007

RECEIVED
2007 DEC -5 P 5:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07028496

Dear Sir/Madam:

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Half Yearly Report'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

12/6

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZO - Half Yearly Report 27 November 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT

Half Yearly Financial Report
27 November 2007
Interim Results for the six months to 30 September 2007

FOCUS ON WATER

Highlights
- Good progress achieved in driving higher standards and greater efficiency
- PBIT[1] up 14.2% to £250.0 million
- Basic EPS up 15.9% to 64.7 pence/share
- On target to meet Ofwat determination for operating costs in 2007/08
- Interim dividend increased by 6.9% to 24.34 pence per share - in line with 3% real growth policy

Group results

	30 Sept 2007 £m	30 Sept 2006 £m	Increase/ (Decrease) %
Group turnover	**774.0**	746.2	3.7
Group PBIT [1]	**250.0**	219.0	14.2
Profit before tax [2]	**161.5**	142.3	13.5
Profit before tax	**149.5**	159.8	(6.4)
	pence/ share	pence/ share	
Adjusted basic EPS [3]	**47.6**	42.1	13.1
Basic EPS	**64.7**	55.8	15.9
Interim dividend declared	**24.34**	22.77	6.9

[1] before exceptional items (see note 3)
[2] before exceptional items and IAS39 fair value adjustments
[3] from continuing operations, before exceptional items, IAS39 fair value adjustments and deferred tax (see note 6)

Sir John Egan, Chairman Severn Trent Plc, said:

"I am pleased to report today on what has been a period of good progress. We have moved from restructuring the business to the implementation of our plans to raise standards and drive efficiency through continuous improvement. Given our continued momentum, I am delighted to announce, in line with our policy, a 6.9% increase in the interim dividend to 24.34p."

Tony Wray, Chief Executive Severn Trent Plc, said:

"These results demonstrate that our strategy of focusing on water is already showing early signs of success. Our improvement plans are leading to rising standards of customer service, a significant reduction in levels of leakage and a continuing downward trend in pollution incidents. We are on track to meet Ofwat's determination for operating costs for the full year and to deliver our capital programme for the remainder of the period. We continue to be in line to achieve around 6% capital efficiencies compared to Ofwat's Final Determination for AMP4.

Raising standards of performance is my absolute priority and we have set ourselves ambitious objectives for the coming years. By raising standards we expect to continue to improve customer service and generate sustained financial returns for our shareholders."

Enquiries:

Tony Wray Chief Executive	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4938
Mike McKeon Finance Director	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4319
Peter Gavan Director of External Affairs	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4310
Venetia Cooper Investor Relations Manager	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4523
David Trenchard Peter Hewer	Tulchan Communications	020 7353 4200

Interim Results Presentation and Webcast

There will be an interim results presentation at 9:30am on Tuesday 27 November 2007. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Interim Management Report

Operating Review

Focus on Water

With the appointment of Tony Wray as Chief Executive on 2 October 2007, we have completed the integration of the head office and Severn Trent Water teams and now have one executive team focused on our core water activities. This final step in the integration completes the process of reducing the number of management layers between the Board and the front line of customer service delivery and aligns with our aim to continue our focus on raising standards.

Water and Sewerage

As described in our Annual Report published in June 2007, we have set ourselves ambitious objectives to raise standards and drawn up action plans for achieving them, including the establishment of a comprehensive suite of Key Performance Indicators (KPIs) to measure and raise standards. The successful execution of these improvement activities is planned to radically change our business over a period of years.

The period under review represents the first step in our journey of continually striving to raise standards and driving greater efficiency across the business. We have maintained our existing high standards in a number of areas, including water quality and the control of category 1 and 2 (the more serious) pollution incidents and we continue to focus on improving health and safety standards.

Our focus on continuous improvement is delivering tangible results in our improved performance on leakage management, with a significant reduction in levels of leakage in the period to date compared to the previous financial year. We remain committed to achieving the Ofwat annual target for the year ending 31 March 2008. We are also able to report continuing progress on improving customer service levels. Whilst we are making strong progress in many areas, we understand that we need to continue this process as there are still areas where we need further improvement.

We are on track to deliver on our ambition to meet the Ofwat determination for operating costs for the full year 2007/08. The capital programme is also continuing to proceed according to plan. The previously announced efficiencies of around 6% over the Ofwat determination continue to be deliverable over the remaining AMP4 period and are consistent with meeting our full regulatory commitments.

The unprecedented wet weather in the summer of 2007 brought significant challenges to the organisation, with significant levels of flooding across Tewkesbury, Cheltenham and Gloucester.

Our mission was to get our customers back on supply as quickly as possible. Full restoration of supplies was achieved within 17 days thanks to our customers' support and the diligent work

carried out by the staff of Severn Trent, our suppliers, local authorities, other water companies, the armed forces and the emergency services.

It was a magnificent response to the biggest single incident the UK Water industry has ever faced.

Although the financial cost to the company is still to be fully evaluated, the costs incurred and committed to date have been provided for in these results. These costs amount to £18.2 million (£23.2 million of gross costs, before £5.0 million interim insurance payments). We are continuing to assess the long-term damage to over 150 Waste Water sites, however we currently have no reason to revise our previous estimates of £25 million to £35 million gross economic cost. Our estimates of insurance recoveries also remain unchanged at between £10 million and £20 million.

Despite the challenges of the summer flooding, we have made good progress in the period, restructuring our organisation and focusing on delivery of the KPIs; but much remains to be done and this will remain our focus over the remainder of this year and beyond.

Water Technologies and Services

Water Technologies and Services' growth strategy is to focus on our core strengths, by expanding our existing technologies into new geographical markets and by taking new technologies into our existing markets. This is expressed by the business continuing to deliver against three key financial criteria: continued revenue growth, margin growth and an improving return on invested capital. The results in the period show progress on all three.

Group Financial Performance

In this Interim Results announcement PBIT is profit from continuing operations before interest and tax; PBIT[1] is PBIT excluding exceptional items as set out in note 3.

Group turnover from continuing operations was £774.0 million (£746.2 million), an increase of 3.7% over the same period last year. The growth in reported turnover was mainly due to the price increases in Severn Trent Water.

Group PBIT[1] increased by 14.2% to £250.0 million (£219.0 million). Beyond the net increase in turnover, the factors affecting PBIT[1] were an increase in the level of infrastructure renewals expenditure and an increase in depreciation, reflecting the growing asset base in Water and Sewerage. There was margin growth in Water Technologies and Services. There were net exceptional charges of £21.4 million (exceptional gain of £4.2 million). Group PBIT has increased 2.4% to £228.6 million (£223.2 million).

Water and Sewerage

Turnover in Water and Sewerage increased by 4.9% in 2007/08, to £640.6 million. Sales prices increased by 5.87% (including inflation) from 1 April 2007.

PBIT[1] was up by 9.5% on the same period last year, to £247.1 million. Beyond the increase in turnover, a number of factors impacted PBIT[1], principally; a decrease in energy costs of £5.8 million, other cost increases (net of efficiencies) of £6.8 million, increase in infrastructure renewals expenditure of £4.2 million, and an increase in depreciation charges of £3.5 million reflecting the growing asset base.

During the period, Severn Trent Water invested £258.1 million (UK GAAP, gross) in fixed assets and maintaining and improving its infrastructure network. Included in this total was net infrastructure maintenance expenditure of £46.7 million, charged to the income statement under IFRS.

Adjusting for minor timing differences and modifications to the AMP4 (Asset Management Plan) capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared to Ofwat's Final Determination for AMP4.

Water Technologies and Services

Turnover in Water Technologies and Services at £146.4 million in the period was down 2.1% on the same period last year. As set out in the table below, adjusting for the effect of the sale of a small business (Pipeline Services) and removing the impact of changing exchange rates, turnover rose by 6.3%.

	30 Sept 2007 £m	30 Sept 2006 £m	Increase/ (Decrease) %
Turnover	**146.4**	149.5	(2.1)
Pipeline Services	-	(5.2)	
	146.4	144.3	
Exchange rate impact	-	(6.6)	
	146.4	137.7	6.3

Water Technologies and Services' PBIT[1] increased by 12.2% to £10.1 million. The improvement mainly arises from improved margins across all principal businesses. The impact of changing exchange rates was immaterial.

Corporate and Other

Following the sale of Severn Trent Property and other property interests, the sole remaining "other" business in this segment is the Group's captive insurance company. Henceforth, this is reported together with unallocated corporate costs as "Corporate and Other" in our segmental analysis. All prior period numbers have been restated for comparative purposes.

Corporate and Other incurred a loss before interest, tax and exceptional items of £5.3 million (loss of £14.8 million). Corporate costs have now reduced by £7.6 million from £13.5 million in the prior period.

Exceptional items

There was a net exceptional operating charge, on continuing operations, in the six months to 30 September 2007 of £21.4 million (exceptional gains £4.2 million) comprising:

- Costs, net of £5.0 million interim insurance payments, of £18.2 million arising from the impact of flooding in the summer of 2007; and
- Charge of £3.2 million in Severn Trent Water arising from the continuing programme to improve, restructure and realign the business.

We estimate that we are likely to incur around £8 million of costs in relation to our improvement plans in the full year 2007/08.

Profit from continuing operations

After net finance costs of £88.6 million (£77.3 million) and share of results of associates and joint ventures of £0.1 million (£0.6 million), Group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments, increased by 13.5% to £161.5 million (£142.3 million). Group profit from continuing operations before tax was £149.5 million (£159.8 million).

Taxation

The total tax credit for the period was £2.6 million (£46.2 million charge), of which current tax represented a charge of £46.1 million (£43.8 million) and deferred tax was a credit of £48.7 million (charge of £2.4 million). Profit for the period from continuing operations was £152.1 million (£113.6 million).

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 30.5% (30.8% restated).

Going forward, we expect the effective current tax rate for the full year 2007/08 to be in the range of 28% to 32%.

The Finance Act 2007 implemented a reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of this rate reduction on the deferred tax provision has been reflected in these financial statements and has resulted in a deferred tax credit of £54.0 million in the profit and loss account and a credit of £5.4 million to reserves. As well as the reduction in corporation tax rate, the 2007 Budget also announced the phasing out of Industrial Buildings Allowances. However, the legislation to implement this change has not been enacted and therefore no adjustment to the deferred tax provision has been made in respect of this.

Earnings per share

Basic earnings per share from continuing and discontinued operations were 64.7 pence (55.8 pence). Adjusted basic earnings per share from continuing operations (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 47.6 pence (42.1 pence).

Cash flow

	Total 30 Sept 2007 £m	Total 30 Sept 2006 £m
Cash generated from operations	**390.3**	392.5
Net capital expenditure	**(217.5)**	(192.7)
Net interest paid	**(55.2)**	(59.6)
Tax paid	**(37.0)**	(21.1)
Other cash flows	**-**	0.4
Free cash flow	**80.6**	119.5
Dividends	**(90.8)**	(111.3)
Acquisitions and disposals	**-**	69.7
Issue of shares	**7.1**	7.7
Change in net debt from cash flows	**(3.1)**	85.6
Non cash movements	**(35.5)**	9.0
Change in net debt	**(38.6)**	94.6
Net debt at 1 April	**(3,127.6)**	(2,961.1)
Net debt at 30 September	**(3,166.2)**	(2,866.5)
Net debt comprises:		
Cash and cash equivalents	**423.2**	475.2
Borrowings – current liabilities	**(430.4)**	(541.1)
Borrowings – non-current liabilities	**(3,159.0)**	(2,800.6)
	(3,166.2)	(2,866.5)

Cash generated from operations was £390.3 million (£392.5 million). Capital expenditure net of grants and proceeds of sales of fixed assets was £217.5 million (£192.7 million). Net interest paid decreased to £55.2 million (£59.6 million) due to a higher proportion of indexed linked debt (and therefore lower cash interest payments) compared to the prior period.

Net debt at 30 September 2007 was £3,166.2 million (£2,866.5 million). Balance sheet gearing (net debt/ net debt plus equity) at the half year is 72.4% (31 March 2007 73.3%). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.1 times (4.8 times) by profit before interest, tax, depreciation and exceptional items, and 2.8 times (2.8 times) by PBIT[1].

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme (SSPS), as at 31 March 2004. The actuarial valuation for the STPS as at 31 March 2007 is currently in progress and will impact the financial statements from March 2008.

On an IAS 19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £118.5 million as at 30 September 2007. This compares to a deficit of £135.1 million as at 31 March 2007.

On an IAS 19 basis, the funding level has improved from around 91% at 31 March 2007 to around 92% at 30 September 2007.

As at 30 September 2007 the group's defined benefit pension schemes had total assets of approximately £1,404.0 million.

Treasury management

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 30 September 2007, interest rates for some 69% of the group's net debt of £3,166.2 million were so fixed, at a weighted average interest rate of 5.6% for a weighted average period of around 20 years. Indexed linked debt grew by around £400 million in the period and now amounts to £1,024 million, 31% of total debt.

Exchange rates

The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the period and their net assets are translated at the closing rate on the balance sheet date.

Regulatory matters

Severn Trent Plc announced on 22 November 2007 that the Serious Fraud Office (SFO) is to bring three charges against Severn Trent Water Ltd under section 207 Water Industry Act 1991, namely, providing false information to Ofwat. The three charges will relate to the leakage data in the June Returns for 2000, 2001 and 2002.

The SFO has also informed Severn Trent that no individual will be charged with any offences.

The company will consider carefully the details of the charges and take legal advice before deciding how to respond.

Ofwat had been conducting its own investigation following allegations of false reporting made by an employee of Severn Trent Water in May 2004. On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004. In responding to the report Severn Trent apologised to customers and has credited customers' accounts and reduced future tariffs.

Severn Trent also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this sum will be considered with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 Severn Trent Plc announced that Severn Trent Water had uncovered misstated customer relations data in submissions to Ofwat. Consequently, in June 2006 Ofwat issued a notice under Section 22A(4) of the Water Industry Act in relation to performance standards and a notice under Section 203 of that Act in relation to regulatory reporting. Ofwat has indicated that it proposes to fine Severn Trent Water in relation to these matters. Ofwat has communicated with Severn Trent regarding the fines that it intends to impose although the process is ongoing and no conclusion has been reached.

No reliable estimates can currently be made of amounts that may become payable for any of these issues and therefore no provisions have been recognised in these interim financial statements.

Dividend

In line with its policy for growing dividends by 3% above the rate of inflation until March 2010, the Board is proposing an interim ordinary dividend of 24.34p (2006/07 – 22.77p), an increase of 6.9% over the 2006/07 interim ordinary dividend. The interim ordinary dividend is payable on 16 January 2008 to shareholders on the register at 7 December 2007.

Strategic Direction Statement

Severn Trent has been active in promoting the longer term view. We published our draft Strategic Direction Statement (SDS) on 17 October 2007 and are now in the process of reviewing the results from the consultation period.

The SDS highlights eight "Key Strategic Intentions" (KSIs) which have been developed to address the needs of our key stakeholders over the next 25 years into AMP9.

The service improvements we have proposed in the SDS would result in an investment of about 10% higher than the levels observed in the last 10 years. This would amount to a 34% growth in Regulatory Capital Value (RCV) over the 25 year period and would result in a 1% real increase in bills per annum.

A full copy of the draft SDS is available at www.stwater.co.uk/sds.

Principal risks and uncertainties

The principal risks and uncertainties affecting the business activities of the Group remain those detailed on page 33 in the Report and Accounts for the year ended 31 March 2007, a copy of which is available on the Company's website at www.severntrent.com.

With regard to the remaining six months of the year, there are two principal areas of risk which could have a material impact on the Group's performance during that period and cause actual results to differ materially from expected and historical results.

Significant asset failure and inability to carry out critical operations. We are subject to risks that are largely outside of our control, such as the impact of climate change, weather or unlawful acts of third parties, including terrorist attacks, sabotage or other intentional acts which may physically damage our business or otherwise cause a significant interruption to the supply of our services.

Regulatory risk. We comment in "Regulatory matters" above on the primary uncertainties affecting Severn Trent for the remaining six months of the year, in that we are unable to make a reliable estimate of the amounts that might become payable as a result of the SFO charges and Ofwat investigations. In addition, Severn Trent Water has given Ofwat an s.19 undertaking with regard to achieving compliance with leakage targets for the full year to 31 March 2008. As described in the Operating Review section above, we have achieved significant reductions in the levels of leakage and remain committed to achieving the Ofwat target.

Outlook

Excluding the exceptional impact of the flooding, performance at our principal business, Severn Trent Water, has been as expected in the first half of 2007/08, with a continued focus on the operating cost challenge of the AMP4 contract. We are on track to meet the Ofwat determination for operating costs for the full year 2007/08..

The capital programme is proceeding according to plan and we expect that the previously announced efficiencies of around 6% over the Ofwat determination continue to be deliverable over the remaining AMP4 period.

As a result of the implementation of our improvement plans we are likely to incur around £8 million of restructuring costs in the full year 2007/08.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Further information

For further information, including the group's interim results presentation, see the Severn Trent website (www.severntrent.com).

Condensed consolidated income statement
Six months ended 30 September 2007

Six months ended 30 September	Notes	2007 £m	2006 (Restated) £m
Turnover	2	774.0	746.2
Operating costs before exceptional items		(524.0)	(527.2)
Exceptional flood costs	3	(18.2)	-
Exceptional restructuring costs	3	(3.2)	-
Exceptional demerger costs	3	-	(10.1)
Total operating costs		(545.4)	(537.3)
Exceptional profit on disposal of property and businesses	3	-	14.3
Profit before interest, tax and exceptional items	2	250.0	219.0
Exceptional items	3	(21.4)	4.2
Profit before interest and tax	2	228.6	223.2
Finance income		58.4	45.1
Finance costs		(147.0)	(122.4)
Net finance costs before fair value movements on treasury instruments		(88.6)	(77.3)
Fair value movements on treasury instruments		9.4	13.3
Total net finance costs		(79.2)	(64.0)
Share of results of associates and joint ventures		0.1	0.6
Profit before tax, fair value movements on treasury instruments and exceptional items		161.5	142.3
Exceptional items		(21.4)	4.2
Fair value movements on treasury instruments		9.4	13.3
Profit on ordinary activities before taxation		149.5	159.8
Taxation on profit on ordinary activities			
– current tax		(46.1)	(43.8)
– deferred tax		48.7	(2.4)
Total taxation	4	2.6	(46.2)
Profit for the period from continuing operations		152.1	113.6
Discontinued operations			
Profit for the period from discontinued operations		-	16.8
Profit for the period		**152.1**	**130.4**
Attributable to:			
Equity holders of the Company		150.9	129.5
Equity minority interests		1.2	0.9
		152.1	**130.4**
Earnings per share (pence)			
From continuing operations			
Basic	6	64.7	48.6
Diluted	6	64.2	48.1
From continuing and discontinued operations			
Basic	6	64.7	55.8
Diluted	6	64.2	55.3

Condensed consolidated balance sheet
At 30 September 2007

	Notes	30 September 2007 £m	31 March 2007 (Restated) £m
Non current assets			
Goodwill		48.4	49.1
Other intangible assets		100.4	101.2
Property, plant and equipment		5,612.0	5,521.1
Interests in joint ventures		0.5	0.5
Interests in associates		3.5	3.4
Derivative financial instruments		20.1	19.1
Available for sale financial assets		0.2	0.2
		5,785.1	5,694.6
Current assets			
Inventory		23.8	22.4
Trade and other receivables		432.6	387.1
Derivative financial instruments		1.4	1.6
Cash and cash equivalents		423.2	143.2
		881.0	554.3
Total assets		6,666.1	6,248.9
Current liabilities			
Borrowings	7	(430.4)	(631.8)
Derivative financial instruments		(13.9)	(9.6)
Trade and other payables		(519.3)	(405.1)
Current income tax liabilities		(64.6)	(59.0)
Provisions for other liabilities and charges		(1.5)	(6.7)
		(1,029.7)	(1,112.2)
Non-current liabilities			
Borrowings	7	(3,159.0)	(2,639.0)
Derivative financial instruments		(91.3)	(113.7)
Trade and other payables		(186.6)	(188.3)
Deferred tax liabilities		(841.3)	(891.1)
Retirement benefit obligations	8	(118.5)	(135.1)
Provisions for other liabilities and charges		(34.7)	(32.2)
		(4,431.4)	(3,999.4)
Total liabilities		(5,461.1)	(5,111.6)
Net assets		1,205.0	1,137.3
Capital and reserves attributable to the Company's equity shareholders			
Called up share capital	9	229.5	228.3
Share premium account		63.4	57.5
Other reserves		418.9	419.0
Retained earnings		489.4	429.4
Equity attributable to the Company's equity shareholders		1,201.2	1,134.2
Minority interests		3.8	3.1
Total equity		1,205.0	1,137.3

Condensed consolidated cash flow statement
Six months ended 30 September 2007

Six months ended 30 September	Notes	2007 £m	2006 £m
Cash generated from operations	10	390.3	392.5
Interest paid		(68.1)	(60.7)
Interest element of finance lease rental payments		-	(1.0)
Tax paid		(37.0)	(21.1)
Net cash generated from operating activities		285.2	309.7
Investing activities			
Interest received		12.9	2.1
Net cash inflow from available for sale fixed asset investments		-	0.4
Proceeds on disposal of subsidiaries net of cash disposed		-	40.4
Proceeds on disposal of associate		-	29.3
Proceeds on disposal of property, plant and equipment		4.2	4.8
Purchases of intangible assets		(13.2)	(11.8)
Purchases of property, plant and equipment		(227.5)	(200.0)
Contributions and grants received		19.0	14.3
Net cash used in investing activities		(204.6)	(120.5)
Financing activities			
Dividends paid to shareholders of the parent		(90.4)	(111.3)
Dividends paid to minority interests		(0.4)	-
Repayments of borrowings		(510.9)	(684.5)
Repayment of obligations under finance leases		-	(0.8)
New finance lease obligations		5.7	-
New loans raised		789.7	964.8
Issue of shares		7.1	7.7
Net cash generated from financing activities		200.8	175.9
Increase in cash and cash equivalents		281.4	365.1
Net cash and cash equivalents at beginning of the period		143.1	110.4
Effect of foreign exchange rates		(1.9)	(1.6)
Net cash and cash equivalents at the end of the period		422.6	473.9
Net cash and cash equivalents comprise			
Cash and cash equivalents		423.2	475.2
Bank overdrafts		(0.6)	(1.3)
Net cash and cash equivalents at the end of the period		422.6	473.9

Condensed consolidated statement of recognised income and expense
Six months ended 30 September 2007

Six months ended 30 September	**2007 £m**	2006 £m
Exchange movement on translation of overseas results and net assets	(2.4)	(17.2)
Exchange differences on hedges of net investment	-	5.1
Tax on exchange differences on foreign currency hedging	-	(1.5)
Gains on cash flow hedges taken to equity	0.7	2.0
Deferred tax on gains on cash flow hedges taken to equity	0.2	(0.6)
Actuarial losses on defined benefit pension schemes	(7.5)	(48.2)
Deferred tax on actuarial losses	2.2	14.5
Change of tax rate on deferred tax previously recognised directly in equity	5.4	-
Net expense recognised directly in equity	(1.4)	(45.9)
Transfers		
Amounts on cash flow hedges transferred to the income statement in the period	2.8	2.3
Deferred tax on transfers to income statement	(0.8)	(0.7)
	2.0	1.6
Profit for the period	152.1	130.4
Total recognised income for the period	152.7	86.1
Attributable to:		
Equity shareholders of the Company	151.5	85.2
Minority interests	1.2	0.9
	152.7	86.1

Notes to the condensed interim financial information

1 General information

The interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

The information for the year ended 31 March 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year prepared under IFRS has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

The interim financial information has been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with IAS 34 "Interim Financial Reporting". The same accounting policies, presentation and methods of computation are followed in the interim financial information as applied in the Group's annual financial statements for the year ended 31 March 2007 except as set out below.

The comparative figures for the balance sheet as at 31 March 2007 have been restated to reclassify the analysis of derivative financial instruments between current and non-current amounts. This balance sheet was originally prepared on the basis of widely prevailing practice at that time which was to classify as current assets or liabilities all derivative instruments that were not designated as hedges. However, in May 2007 the International Financial Reporting Interpretations Committee reported that it had recommended to the IASB that IAS 1 be amended to remove the implication that such classification was required. In view of this decision the Group now classifies all derivative financial assets and liabilities according to their maturity. The impact on the comparative balance sheet as at 31 March 2007 is to decrease current assets and increase non current assets by £12.5 million and to decrease current liabilities and increase non current liabilities by £57.5 million.

The comparative figures for the income statement for the six months ended 30 September 2006 have been restated to disclose the results of Biffa Plc as discontinued.

Changes in accounting policies

In the current financial year the Group will adopt International Financial Reporting Standard 7 "Financial Instruments: Disclosures" (IFRS 7) for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on the interim financial statements. Full details of the change will be disclosed in the Group's financial statements for the year ending 31 March 2008.

Seasonality

The Group's businesses are not seasonal in nature.

2 Segmental analysis

The Group is organised into two main business segments:

Water and Sewerage: Provides water and sewerage services to domestic and commercial customers in England and Wales.

Water Technologies and Services: Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

2 Segmental analysis (continued)

Six months ended 30 September 2007

	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	640.5	133.5	-	-	774.0
Inter-segment sales	0.1	12.9	2.6	(15.6)	-
Total sales	640.6	146.4	2.6	(15.6)	774.0
Profit before interest, tax and exceptional items	247.1	10.1	(5.3)	(1.9)	250.0
Exceptional items (note 3)	(21.4)	-	-	-	(21.4)
Profit before interest and tax	225.7	10.1	(5.3)	(1.9)	228.6
Share of results of associates and joint ventures	-	0.1	-	-	0.1
Segment result	225.7	10.2	(5.3)	(1.9)	228.7
Total net finance costs					(79.2)
Profit before tax					149.5
Tax					2.6
Profit for the period					152.1

2 Segmental analysis (continued)

Six months ended 30 September 2006 (Restated)

	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	609.2	136.5	0.5	-	746.2
Inter-segment sales	1.2	13.0	-	(14.2)	-
Total sales	610.4	149.5	0.5	(14.2)	746.2
Profit before interest, tax and exceptional items	225.6	9.0	(14.8)	(0.8)	219.0
Exceptional items (note 3)	-	14.3	(10.1)	-	4.2
Profit before interest and tax	225.6	23.3	(24.9)	(0.8)	223.2
Share of results of associates and joint ventures	-	0.8	(0.2)	-	0.6
Segment result	225.6	24.1	(25.1)	(0.8)	223.8
Total net finance costs					(64.0)
Profit before tax					159.8
Tax					(46.2)
Profit for the period					113.6

Discontinued operations include:

	Waste Management £m	US Laboratories £m	Eliminations £m	Total £m
External sales	386.9	64.0	-	450.9
Inter segment sales	3.9	1.3	(5.2)	-
Total sales	390.8	65.3	(5.2)	450.9
Profit before interest, tax and exceptional items	50.1	5.5	-	55.6
Exceptional items (note 3)	10.2	(31.5)	-	(21.3)
Share of results of associates and joint ventures	0.4	-	-	0.4
Segment result	60.7	(26.0)	-	34.7
Total net finance costs				(0.2)
Profit before tax				34.5
Tax				(17.7)
Profit for the period				16.8

3 Exceptional items

The Group classifies as exceptional items items of income or expenditure which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view.

An exceptional charge of £21.4 million arose in the period. This comprised:

- A net cost of £18.2 million arising from the flooding incidents that affected the Water and Sewerage networks during the summer of 2007. This includes costs of £23.2 million which have been identified to date less insurance recoveries of £5 million which have been received. The work to identify the full extent of the costs resulting from these incidents and to agree the amount of the insurance recoveries continues; and
- A charge of £3.2 million relating to the programme to improve, restructure and realign the Water and Sewerage business that commenced in the year ended 31 March 2007.

In the six months ended 30 September 2006 an exceptional credit of £4.2 million from continuing operations and an exceptional charge of £21.3 million from discontinued operations arose in the period ended 30 September 2006. These comprised:

- In Water Technologies and Services, an exceptional gain on the disposal of the Group's interest in Aquafin NV amounting to £14.3 million;
- In Corporate Expenses, exceptional costs relating to the demerger of Biffa Plc amounting to £10.1 million; and
- In discontinued operations, an exceptional charge relating to the impairment of goodwill in relation to the US Laboratories assets held for sale amounting to £31.5 million and an exceptional gain on the disposal of Biffa Belgium amounting to £10.2 million.

4 Tax

Income tax for the period is credited in the income statement at 1.7% (six months ended 30 September 2006: charged at 28.9%), representing the best estimate of the average annual effective income tax rate expected for the full year applied to the pre tax income of the six month period.

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and fair value movements on treasury instruments was 30.5% (2006: 30.8%).

The Finance Act 2007 implemented a reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of this rate reduction on the deferred tax provision has been reflected in these financial statements and has resulted in deferred tax credits of £54.0 million in the profit and loss account and £5.4 million in reserves.

Current tax of £3.3 million and deferred tax of £1.1 million (including the £5.4m credit arising from the change in rate) has been credited directly to reserves in the period.

5 Dividends

Amounts recognised as distributions to equity holders in the period:

Six months ended 30 September	**2007 Pence per share**	**£m**	2006 Pence per share	£m
Final dividend for the year ended 31 March 2007/2006	**38.68**	**90.4**	31.97	111.3
Proposed interim dividend for the year ending 31 March 2008	**24.34**	**57.0**		

The proposed interim dividend was approved by the board on 26 November 2007 and has not been included as a liability as at 30 September 2007.

On the demerger of Biffa Plc the ordinary share capital of the Company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held. The per share amounts disclosed above are the amounts that were declared on the shares in issue at the time. They have not been restated for the share consolidation.

6 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the period and LTIP awards where the vesting conditions have been satisfied at the balance sheet date.

The calculation of basic and diluted earnings per share is based on the following data:

Earnings

Six months ended 30 September	**2007** £m	2006 (Restated) £m
Earnings for the purpose of basic and diluted earnings per share from continuing and discontinued operations being:		
Profit for the period attributable to the equity holders of the Company	150.9	129.5
Adjustment to exclude: Profit for the period from discontinued operations	-	(16.8)
Earnings for the purpose of basic and diluted earnings per share from continuing operations	150.9	112.7

Number of shares

Six months ended 30 September	2007 m	2006 m
Weighted average number of ordinary shares for the purpose of basic earnings per share	233.4	232.0
Effect of dilutive potential ordinary shares:		
Share options and LTIPs	1.7	2.1
Weighted average number of ordinary shares for the purpose of diluted earnings per share	235.1	234.1

The weighted average number of shares for the six months ended 30 September 2006 has been adjusted to reflect the 2 for 3 share consolidation that was approved at the extraordinary general meeting on 6 October 2006. The denominators used for calculations of earnings per share from continuing and discontinued and from continuing operations are the same.

Adjusted earnings per share

Six months ended 30 September	2007 Pence	2006 (Restated) Pence
Adjusted basic earnings per share	47.6	42.1
Adjusted diluted earnings per share	47.2	41.7

Adjusted earnings per share figures are presented for continuing operations. These exclude the effects of deferred tax, fair value movements on treasury instruments and exceptional items in both 2007 and 2006. The directors consider that the adjusted figures provide a useful additional indicator of performance. The denominators used in the calculations of adjusted basic and diluted earnings per share are the same as those used in the unadjusted figures set out above.
The adjustments to earnings are as follows:

Adjustments to earnings

Six months ended 30 September	2007 £m	2006 (Restated) £m
Earnings for the purpose of basic and diluted earnings per share from continuing operations	150.9	112.7
Adjustments for:		
Exceptional flood costs	18.2	-
Exceptional restructuring costs	3.2	-
Exceptional demerger and related costs	-	10.1
Exceptional profit on disposal of property and businesses	-	(14.3)
Current tax related to exceptional items at 30%	(3.2)	-
Fair value movements on treasury instruments	(9.4)	(13.3)
Deferred tax	(48.7)	2.4
Earnings for the purpose of adjusted basic and diluted earnings per share	111.0	97.6

7 Borrowings

	30 September 2007 £m	31 March 2007 £m
Bank overdrafts	0.6	0.1
Bank loans	888.1	462.6
Other loans	2,276.2	2,399.6
Obligations under finance leases	424.5	408.5
Borrowings	3,589.4	3,270.8

	30 September 2007 £m	31 March 2007 £m
The borrowings are repayable as follows:		
On demand or within one year (included in current liabilities)	430.4	631.8
In the second year	169.4	254.6
In the third to fifth years inclusive	189.1	296.2
After five years	2,800.5	2,088.2
Included in non-current liabilities	3,159.0	2,639.0
	3,589.4	3,270.8

During the period the Group has raised £789.7 million in new debt.

The Group has also repaid £510.9 million during the period.

8 Retirement benefit schemes

The Group operates three defined benefit schemes being the Severn Trent Pension Scheme, the Severn Trent Mirror Image Scheme and the Severn Trent Senior Staff Pension Scheme. The Group also has an unfunded obligation to provide benefits to certain former employees whose earnings were in excess of the pensions cap that operated when the benefits were accrued.

The retirement benefit obligation as at 30 September 2007 has been calculated on a year to date basis, using the actuarial valuation as at 31 March 2007. There have not been any significant fluctuations or one time events since that date that would require adjustment to the actuarial assumptions made at 31 March 2007. However, the market based assumptions have been updated for conditions prevailing at the balance sheet date as follows:

	30 September 2007	31 March 2007
Discount rate	5.8%	5.4%
Inflation rate	3.2%	3.0%

The defined benefit assets have been updated to reflect their market value as at 30 September 2007. Differences between the expected return on assets and the actual return on assets have been recognised as an actuarial loss in the statement of recognised income and expense in accordance with the Group's accounting policy.

12 Contingent Liabilities (continued)

Ofwat had been conducting its own investigation following allegations of false reporting made by an employee of Severn Trent Water in May 2004. On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004. In responding to the report Severn Trent apologised to customers and has credited customers' accounts and reduced future tariffs.

Severn Trent also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this sum will be considered with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 Severn Trent Plc announced that Severn Trent Water had uncovered misstated customer relations data in submissions to Ofwat. Consequently, in June 2006 Ofwat issued a notice under Section 22A(4) of the Water Industry Act in relation to performance standards and a notice under Section 203 of that Act in relation to regulatory reporting. Ofwat has indicated that it proposes to fine Severn Trent Water in relation to these matters. Ofwat has communicated with Severn Trent regarding the fines that it intends to impose although the process is ongoing and no conclusion has been reached.

No reliable estimates can currently be made of amounts that may become payable for any of these issues and therefore no provisions have been recognised in these interim financial statements.

13 Forward-looking statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; changes in the markets from which the Group raises finance; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

14 Cautionary statement

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Responsibility statement

We confirm to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34; and

(b) the interim management report includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R of the United Kingdom Financial Services Authority.

Signed on behalf of the Board who approved the half yearly financial report on 26 November 2007.

Sir John Egan Chairman	Michael McKeon Finance Director

Further copies of this half yearly financial report may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 which comprises the condensed income statement, the condensed balance sheet, the condensed statement of recognised income and expense, the condensed cash flow statement and related notes 1 to 14. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
26 November 2007
London, UK

TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

27 November 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Directorate Change'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

END

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZO - Half Yearly Report 27 November 2007.doc